AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

2 September 2003

[redacted]

03032287

03 SEP 26 AM 7:21

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

SUPPL

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934:

a) General Announcement dated 26 August 2003, Re : Proposed Shareholders' Mandate for Recurrent Related Party Transactions of a Revenue or Trading Nature; and

b) Financial Results Announcement dated 27 August 2003, Re : Quarterly Report for the fourth quarter ended 30 June 2003.

Please contact the undersigned should you have any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD

CHAN POH LAN
Secretary

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dlw 9/26

Form Version 2.0

General Announcement

Ownership transfer to **AMSTEEL/EDMS/KLSE** on **26-08-2003 06:45:43 PM**
Reference No **AA-030826-B1CAD**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**AMSTEEL CORPORATION BERHAD**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**CHAN POH LAN**
* Designation	:	**SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

PROPOSED SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

* **Contents :-**

The Board of Directors of Amsteel Corporation Berhad wishes to announce that the Company intends to seek the approval of its shareholders for the proposed shareholders' mandate for recurrent related party transactions of a revenue or trading nature at the forthcoming Twenty-Eighth Annual General Meeting to be convened.

A circular containing the information on the above will be issued to the shareholders in due course.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)

....

Secretary

26 AUG 2003

Form Version 2.0

Financial Results

Ownership transfer to **AMSTEEL/EDMS/KLSE** on **27-08-2003 02:44:29 PM**
Reference No **AA-030827-50601**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**AMSTEEL CORPORATION BERHAD**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**CHAN POH LAN**
* Designation	:	**SECRETARY**

Part A1 : QUARTERLY REPORT

*** Quarterly report for the financial period ended** : **30-06-2003**

*** Quarter** : ○ 1 Qtr ○ 2 Qtr ○ 3 Qtr ● 4 Qtr ○ Other

*** Financial Year End** : **30-06-2003**

*** The figures** : ○ have been audited ● have not been audited

Please attach the full Quarterly Report here:

AMSTEEL4-KLSE.x AmsteelAc.doc AmsteelAa.doc AmsteelAb.doc

Remarks:

AMSTEEL CORPORATION BERHAD (20667-M)
Secretary
27 AUG 2003

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 30-06-2003**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDIN G QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDIN G PERIOD
		30-06-2003	30-06-2002	30-06-2003	30-06-2002
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Revenue	572,975	1,529,610	4,592,879	5,622,262

3	Profit/(loss) after tax and minority interest	-17,690	-330,492	730,733	-575,905
4	Net profit/(loss) for the period	-17,690	-330,492	730,733	-575,905
5	Basic earnings/(loss) per share (sen)	-1.33	-131.19	119.27	-228.61
6	Dividend per share (sen)	0.00	0.00	0.00	0.00

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net tangible assets per share (RM)	0.1100	-1.2100

Remarks :

Note: For full text of the above announcement, please access the KLSE Web site at www.klse.com.my

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		30-06-2003	30-06-2002	30-06-2003	30-06-2002
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	80,011	-179,831	414,509	74,499
2	Gross interest income	30,803	12,569	65,114	25,571
3	Gross interest expense	26,731	144,644	300,811	522,124

Note: The above information is for the Exchange internal use only.

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

27 AUG 2003

AMSTEEL CORPORATION BERHAD

(Incorporated in Malaysia) (20667-M)

Interim Report for the Fourth Quarter Ended 30 June 2003

AMSTEEL CORPORATION BERHAD (20667-M)
(Incorporated in Malaysia)

Interim report for the fourth quarter ended 30 June 2003
The figures have not been audited.

CONDENSED CONSOLIDATED INCOME STATEMENTS

	Note	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER 30/6/2003 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/6/2002 RM'000	CURRENT YEAR TO DATE 30/6/2003 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/6/2002 RM'000
Revenue		572,975	1,529,610	4,592,879	5,622,262
Operating expenses		(534,551)	(1,907,756)	(4,349,824)	(5,759,546)
Other operating income		41,587	198,315	171,454	211,783
Profit from operations		80,011	(179,831)	414,509	74,499
Finance costs		(26,731)	(144,644)	(300,811)	(522,124)
Share in results of associated companies and joint-ventures		2,989	(55,236)	(8,951)	(103,932)
Impact of Group-Wide Restructuring Scheme ("GWRS") :					
- Gain on principal waiver	4	-	-	699,718	-
- Gain on disposal of investments	4	(11,824)	-	385,804	-
- Restructuring expenses	4	(12,560)	-	(30,360)	-
Profit/(loss) before taxation		31,885	(379,711)	1,159,909	(551,557)
Taxation	17	(9,092)	(12,768)	(60,231)	(98,542)
Profit/(loss) after taxation		22,793	(392,479)	1,099,678	(650,099)
Minority interests		(40,483)	61,987	(368,945)	74,194
Net profit/(loss) for the period		(17,690)	(330,492)	730,733	(575,905)
Earnings/(loss) per share (sen):	25				
- Basic		(1.33)	(131.19)	119.27	(228.61)
- Fully diluted		-	-	-	-

(The Condensed Consolidated Income Statements should be read in conjunction with the *Audited Financial Statements for the year ended 30 June 2002)*

AMSTEEL CORPORATION BERHAD (20667-M)
(Incorporated in Malaysia)

Interim report for the fourth quarter ended 30 June 2003 (Cont'd)
The figures have not been audited.

CONDENSED CONSOLIDATED BALANCE SHEETS

	Note	AS AT END OF CURRENT QUARTER 30/6/2003 RM'000	AS AT PRECEDING FINANCIAL YEAR END 30/6/2002 RM'000
Property, plant and equipment		1,351,077	5,209,250
Forest concessions		-	333,320
Land and development expenditure		181,347	391,868
Investment properties		249,199	734,768
Hotel property		-	114,500
Associated companies		422,045	904,592
Interest in joint-ventures		-	9,375
Long term investments		1,263,918	172,067
Goodwill on consolidation		62,170	227,062
Other intangible assets		27,628	122,196
Current assets			
- Inventories		207,475	910,979
- Land and development expenditure		211,743	213,859
- Amount due by contract customers		-	3,764
- Trade receivables		114,609	737,323
- Other receivables, deposits and prepayments		691,957	980,725
- Deposits, cash and bank balances		286,897	950,725
		1,512,681	3,797,375
Current liabilities			
- Trade payables		320,182	826,938
- Other payables		729,404	2,991,569
- Amount due to contract customers		-	1,038
- Short term borrowings	21	569,627	6,903,164
- Tax liabilities		44,870	218,888
		1,664,083	10,941,597
Net current liabilities		(151,402)	(7,144,222)
		3,405,982	1,074,776
Share capital		1,331,175	629,797
Reserves		(1,100,429)	(1,809,579)
Shareholders' funds		230,746	(1,179,782)
Minority interests		224,290	1,861,318
Long term borrowings	21	2,914,401	318,780
Deferred tax liabilities		28,339	61,754
Deferred payables		8,206	12,706
		3,405,982	1,074,776
Net tangible assets/(liabilities) per share (RM)		0.11	(1.21)

... Balance Sheets should be read in conjunction with the

AMSTEEL CORPORATION BERHAD (20667-M)
(Incorporated in Malaysia)

Interim report for the fourth quarter ended 30 June 2003 (Cont'd)
The figures have not been audited.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share Capital RM'000	Share Premium RM'000	Revaluation Reserve RM'000	Other Reserves RM'000	Accumulated Losses RM'000	Total RM'000
Balance at 1 July 2001	629,797	230,188	649,007	361,461	(2,340,014)	(469,561)
Reserve on consolidation	-	-	-	(905)	-	(905)
Transfer from/(to) capital reserve	-	-	(27,963)	6,611	21,352	-
Translation loss on net equity of foreign subsidiary companies	-	-	-	(2,707)	-	(2,707)
Deficit on revaluation of plantation land	-	-	(93,743)	-	-	(93,743)
Allowance for diminution in value on investment properties	-	-	(41,674)	-	-	(41,674)
Equity accounting for share of net assets of associated companies	-	-	-	5,166	-	5,166
Net loss for the financial year	-	-	-	-	(575,905)	(575,905)
Dividend for the financial year ended 30 June 2001	-	-	-	-	(453)	(453)
Balance at 1 July 2002	629,797	230,188	485,627	369,626	(2,895,020)	(1,179,782)
Implementation of the restructuring scheme:						
- Capital reconstruction	(377,878)	-	-	-	377,878	-
- Issue of new ordinary shares pursuant to acquisition of additional interest in subsidiaries	387,332	-	-	-	-	387,332
- Issue of new ordinary shares pursuant to arrangement with creditors	691,924	-	-	-	-	691,924
- Reserve arising from disposal/dilution of subsidiary companies	-	-	(259,398)	(130,109)	-	(389,507)
Reserve on consolidation	-	-	-	(5,455)	-	(5,455)
Transfer from/(to) capital reserve	-	-	(1,554)	724,862	(723,308)	-
Equity accounting for share of net assets of associated companies	-	-	-	7,628	-	7,628
Realisation of capital reserve upon disposal of associated companies	-	-	-	(62,825)	62,825	-
Translation loss on net equity of foreign subsidiary companies	-	-	-	(12,127)	-	(12,127)
Net profit for the financial year	-	-	-	-	730,733	730,733
Balance at 30 June 2003	1,331,175	230,188	224,675	891,600	(2,446,892)	230,746

AMSTEEL CORPORATION BERHAD (20667-M)
(Incorporated in Malaysia)

Interim report for the fourth quarter ended 30 June 2003 (Cont'd)
The figures have not been audited.

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS

	CURRENT YEAR-TO-DATE 30/6/2003 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/6/2002 RM'000
OPERATING ACTIVITIES		
Net profit before tax	1,159,909	(551,557)
Adjustments for:		
Non-cash items (mainly impact of GWRS and depreciation)	(880,570)	522,249
Non-operating items (mainly finance costs)	235,697	600,105
Operating profit before changes in working capital	515,036	570,797
Changes in working capital:		
Net changes in current assets	(58,192)	(151,892)
Net changes in current liabilities	33,955	220,134
Others (mainly tax paid)	(96,157)	(102,173)
	394,642	536,866
INVESTING ACTIVITIES		
Net cash outflow from the disposals/dilution of subsidiaries	(244,613)	57,985
Proceeds from disposal of associated company	-	119,786
Others (mainly purchase of property, plant and equipment)	(119,344)	(132,109)
	(363,957)	45,662
FINANCING ACTIVITIES		
Dividend paid to shareholders	-	(18,803)
Bank borrowings (include conversion of overdraft to Bonds/term loan)	114,992	(288,461)
Redemption/repayment of Bonds and USD debts (inclusive of upfront cash payments)	(271,520)	-
Withdrawal of deposits earmarked for Bonds and USD Debts redemption	254,518	(114,748)
Others (mainly interest paid)	(138,611)	(187,052)
	(40,621)	(609,064)
Net changes in cash & cash equivalents	(9,936)	(26,536)
Effects of exchange rate changes	79	698
Cash & cash equivalents at beginning of year	263,022	288,860
Cash & cash equivalents at end of period	253,165	263,022

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

1. Accounting policies and method of computation

The interim financial report has been prepared in accordance with the Malaysian Accounting Standards Board ("MASB") Standard 26, "Interim Financial Reporting" and Part A of Appendix 9B of the Listing Requirements of the Kuala Lumpur Stock Exchange and should be read in conjunction with the audited financial statements of the Group for the financial year ended 30 June 2002.

The accounting policies and methods of computation adopted by the Group in this interim financial report are consistent with those adopted in the audited financial statements for the financial year ended 30 June 2002 except for the adoption of new MASB standards.

The adoption of the new MASB standards does not have any material effect on the financial results of the Group for the financial year-to-date.

2. Qualification of audit report

There were no qualifications on the audit report of the preceding year's financial statement. However the audit report drew attention to the financial position of the Group and the Company and the proposed scheme involving the restructuring of the Group's and the Company's debts and rationalisation of the Group structure. The restructuring scheme has been implemented during the financial year under review except for certain proposals detailed in Note 20.2.

3. Seasonality or cyclicality

The operations of the Group are not subjected to material seasonal or cyclical effects except for the following:

a) Brewery division in China normally records higher sales during the summer months between June and September quarters.
b) Retail division normally records higher sales during the festive seasons and school holidays.
c) Timber extraction are normally reduced during the wet weather seasons between October and February. Demand for timber is cyclical, correlating with the property and construction industry.

4. Unusual items

Other than the implementation of the GWRS in the previous quarter, there were no items affecting assets, liabilities, equity, net income or cash flows that are unusual because of their nature, size or incidence.

5. Material changes in estimates

There were no material changes in estimates of amounts reported in prior interim period of the current financial year or in prior financial years.

6. **Debt and equity securities**

During the financial year, pursuant to the implementation of the GWRS, the Company has effected the issuance of debt and equity securities, as follows:

a) The issued and fully paid-up ordinary share capital of the Company was increased from 1,259.6 million shares of RM0.50 each to 1,331.2 million shares of RM1.00 each, in the following manner:
   i) a capital reduction of RM0.30 in each existing issued and fully paid-up ordinary share of RM0.50 each in the company;
   ii) issuance of 4 new ordinary shares of RM0.20 each at par for cash;
   iii) a capital consolidation on the basis of 5 ordinary shares of RM0.20 each into 1 ordinary share of RM1.00 each, thereby consolidating 1,259.6 million ordinary shares of RM0.20 each into 251.9 million ordinary shares of RM1.00 each;
   iv) issuance of 387.3 million ordinary shares of RM1.00 each at par as consideration for the acquisition of additional interest in subsidiaries; and
   v) issuance of 691.9 million ordinary shares of RM1.00 each at par as part of the settlement of debts.

b) Issuance of RM1,084.5 million in present value (RM1,433.1 million in nominal value) of RM denominated Bonds ("Bonds") and USD589.9 million in present value (USD756.6 million in nominal value) of USD denominated consolidated and rescheduled debts ("USD Debts").

During the current quarter, the Group has redeemed a total of RM3.9 million of Bonds and USD5.5 million (or RM21.0 million) of USD Debts. Total redemption for the financial year are RM33.9 million of Bonds and USD33.9 million (or RM128.8 million) of USD Debts.

Other than the above, there were no issuance, cancellations, repurchases, resale and repayments of debt and equity securities for the current quarter and financial year-to-date.

7. **Dividend paid**

There was no dividend paid during the current quarter and financial year-to-date.

8. **Segmental reporting**

The Group's segmental report for the financial year-to-date is as follows:

	Total sales RM'000	Inter-segment sales RM'000	External sales RM'000	Segment results RM'000
Steel	996,353	-	996,353	86,276
Motor	80,981	(84)	80,897	(9,272)
Tyre and chemicals	321,780	-	321,780	(4,571)
Food and agricultural products	609,220	-	609,220	19,637
Retail and distribution	2,209,521	(2,986)	2,206,535	104,503
Property	295,516	(9,491)	286,025	78,111
Finance and services	10,708	-	10,708	31,018
Investment holding and others	157,695	(76,334)	81,361	116,561
	4,681,774	(88,895)	4,592,879	422,263
Unallocated cost				(7,754)
Finance costs				(300,811)
Share in results of associated companies and joint-ventures				(8,951)
Impact of GWRS - Gain on principal waiver and disposal of investments				1,055,162
Profit before taxation				1,159,909

Note: The Group consolidated 8 months' results of certain subsidiaries prior to their disposals pursuant to the implementation of GWRS.

9. Valuation of property, plant and equipment

The valuation of property, plant and equipment have been brought forward without any amendments from the previous audited financial statements.

10. Material events subsequent to the balance sheet date

Other than as disclosed in Note 20, there were no material events subsequent to the end of the interim period that have not been reflected in the financial statements for the interim period.

11. Changes in the composition of the Group

There were no other material changes in the composition of the Group for the current quarter and financial year-to-date except for the following :

a) i. Disposal of 100% equity interest in Lion Gateway Parade Sdn Bhd ("LGP") and Gateway Management Sdn Bhd, a wholly-owned subsidiary of LGP;

ii. Disposal of 100% equity interest in Arus Setia Sdn Bhd and Peridang (M) Sdn Bhd;

iii. Disposal by its subsidiary, Amsteel Equity Capital Sdn Bhd of its stockbroking business and certain assets including its entire 100% equity interest in Amsteel Equity Nominees (Asing) Sdn Bhd and Amsteel Equity Nominees (Tempatan) Sdn Bhd to Affin-UOB Securities Sdn Bhd;

iv. Disposal of a subsidiary, Angkasa Transport Equipment Sdn Bhd together with its associated company, Hefei Jianghuai Automotive Co Ltd and its investment in equity interest in Anhui Jianghuai Automotive Chassis Co Ltd to Lion Asiapac Limited ("LAP") the consideration for which was wholly satisfied by the issuance of 149,022,728 new ordinary shares of SGD0.25 each in LAP at par together with 149,022,728 free detachable LAP warrants attached;

v. Disposal of 100% equity interest in Optima Jaya Sdn Bhd ("Optima") comprising 150,000 ordinary shares of RM1.00 each to SCB Developments Berhad ("SCB") for a consideration of RM150,000 and settlement of the debts owing by Optima to the Company and novation to and assumption by the Company of certain liabilities of Optima, amounting to RM201.0 million, for an amount of RM113.85 million, satisfied by SCB in the following manner:

a) RM10,000,500 in cash; and

b) the balance sum of RM103,999,500 was paid in the form of 23,111,000 ordinary shares of RM1.00 each in SCB valued at RM4.50 per SCB share.

vi. Voluntary winding-up of Amsteel International B.V., a wholly-owned subsidiary of the Company, incorporated in the Netherlands.

b) Implementation of the GWRS in the current year, involving the following:

i. Acquisition of the remaining 30% equity interest in Akurjaya Sdn Bhd ("Akurjaya") by the Company;

ii. Acquisition of the remaining 27% equity interest in Hiap Joo Chong Realty Sdn Bhd by Umatrac Enterprises Sdn Bhd;

iii. Acquisition of the remaining 45% equity interest in Avenel Sdn Bhd ("Avenel") by the Company;

iv. Acquisition of 100% equity interest in Lion Plaza Sdn Bhd by Akurjaya;

v. Disposal of the entire 40% equity interest in Megasteel Sdn Bhd by Akurjaya;

vi. Disposal of the entire 50.45% equity interest in Lion Industries Corporation Berhad by the Company and its subsidiaries;

vii. Disposal of the entire 59.47% equity interest in Lion Diversified Holdings Berhad by the Company and its subsidiaries;

viii. Disposal of the entire 83.70% equity interest in Lion Forest Industries Berhad by Avenel;

ix. Disposal of the entire 52.27% equity interest in Silverstone Berhad by the Company and its subsidiaries;

x. Dilution of the 58% equity interest in Silverstone Corporation Berhad to 47.82% by Umatrac Enterprises Sdn Bhd;

xi. Dilution of the 82.5% equity interest in Lion Asia Investment Pte Ltd ("Lion Asia") to 42.5% by the Company and its subsidiaries;

xii. Dilution of the 60% equity interest in Lion Jianmin Pte Ltd to 30% by the Company and its subsidiaries; and

xiii. Dilution of the 100% equity interest in Parkson Venture Pte Ltd to 50% by the Company and its subsidiaries.

11. Changes in the composition of the Group (cont'd)

The effect of the above disposals/dilutions on the financial results of the Group are as follows:

	UP TO DATE OF DISPOSAL RM'000	PRECEDING YEAR ENDED 30/6/2002 RM'000
Revenue	2,152,303	3,289,599
Profit /(loss) before taxation	423,688	(162,764)
Net profit/(loss) for the period	392,045	(245,307)

The effect of the above disposals/dilutions on the financial position of the Group are as follows:

	AS AT DATE OF DISPOSAL RM'000	AS AT PRECEDING FINANCIAL YEAR END 30/6/2002 RM'000
Non - current assets	6,033,347	5,920,152
Current assets	2,634,541	4,191,505
Current liabilities	(4,495,347)	(6,423,124)
Non - current liabilities	(2,346,472)	(2,260,074)
Net assets	1,826,069	1,428,459

The effect of the above acquisitions has not been disclosed as it is not material to the Group.

12. Changes in contingent liabilities or contingent assets

	RM'000
Legal claims in respect of the termination of contracts for the extraction and sale of timber	313,000

The contingent liability arises out of indemnity contract whereby Avenel Sdn Bhd, a subsidiary of the Company, agrees to indemnify in full, litigation suits and any other claims brought by third parties against a subsidiary company of Lion Forest Industries Berhad (ceased to be a subsidiary of the Group upon implementation of the GWRS).

A previous contingent liability amounting to RM10.6 million was in respect of a legal claim for termination of contract of a sub-contractor by a subsidiary of Lion Industries Corporation Berhad ("LICB"). LICB was disposed of by the Group pursuant to the implementation of the GWRS.

13. Review of performance

Turnover for the year ended 30 June 2003 was lower as compared to the preceding financial year mainly due to divestment of subsidiaries pursuant to the GWRS, implemented in the previous quarter.

However, the Group's profit before tax was higher compared to the preceding financial year on account of gains recorded on implementation of the GWRS which contribute favourably to the results in the current financial year.

14. Comparison with the preceding quarter's results

The Group recorded a lower turnover as compared to the previous quarter due to divestment of subsidiaries pursuant to the GWRS implemented in the last quarter.

Profit before tax for the current quarter was lower mainly due to lower share of associates' results, additional cost of restructuring and adjustments relating to disposal of investments. Profit for the previous quarter was higher due to inclusion of

15. **Prospects**

The successful restructuring of the Group's debts and the rationalisation of its businesses will enable the Group to stand on a stronger financial footing and to focus on its present core retail and property development business.

Measures undertaken by the Government to boost consumer spending and strong demand for landed properties amidst the current low interest rate regime augurs well for the continued growth in the retail and property sectors.

As such, the Group is expected to register a positive performance in the next financial year.

16. **Profit forecast / profit guaranteed**

The net profit after tax and minority interest for the financial year ended 30 June 2003 of RM730.7 million was RM90.0 million or 11% lower than the forecasted net profit after tax and minority interest of RM820.7 million. The variance was mainly due to the following factors:

- lower share of results from associated companies due to lower sales volume and higher cost of raw material
- lower results from property division due to rescheduling of development projects
- higher restructuring cost recognised
- forecast gains on certain corporate proposals yet to be implemented

17. **Taxation**

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 30/6/2003 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/6/2002 RM'000	CURRENT YEAR TO DATE 30/6/2003 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/6/2002 RM'000
In respect of current period:				
- income tax	4,808	42,182	55,542	90,216
- associated companies	4,273	1,436	4,554	3,765
- *deferred tax*	-	(129)	(27)	(186)
	9,081	43,489	60,069	93,795
In respect of prior years:				
- income tax	11	(30,721)	162	4,747
	9,092	12,768	60,231	98,542

The taxation charge for the Group for the current quarter reflects an effective tax rate which is higher than the statutory tax rate due mainly to certain expenses which are not deductible for tax purposes.

The taxation charge for the Group for the financial year-to-date reflects an effective tax rate which is lower than the statutory tax rate due mainly to certain income which are not taxable.

18. **Profit/(loss) on sale of unquoted investments and / or properties**

	CURRENT YEAR QUARTER 30/6/2003 RM'000	CURRENT YEAR TO DATE 30/6/2003 RM'000
Profit/(loss) on disposal of unquoted investments	-	779,559
Profit/(loss) on disposal of properties	5,974	5,974

19. **Quoted securities**

The Group's dealings in quoted securities for the current quarter and financial year-to-date are as follows :-

	RM'000
Total purchases	-
Total disposals	5,321

19. Quoted securities (cont'd)

The Group's investments in quoted securities as at end of the reporting period are as follows:

	RM'000
At cost	157,765
At book value	157,765
At market value	116,027

20. Status of corporate proposals

No	Date Announced	Subject	Status
1	24.12.2002 7.4.2003 20.5.2003 and 23.5.2003	Proposed disposal of: - all the new ordinary shares of HK$0.01 each in CIL Holdings Limited of approximately 1,512,356,160 new CIL Shares ("CIL Shares") to be received pursuant to a scheme of arrangement proposed by CIL Holdings Limited ("CIL") to Ambang Jaya Sdn Bhd ("Ambang Jaya") and Angkasa Marketing (Singapore) Pte Ltd ("Angkasa Singapore") (collectively "the Amsteel Group") in settlement of debts owing by CIL ("CIL Scheme"); and - the Amsteel Group's 241,615,000 shares of HK$0.20 each in eCyberChina Holdings Limited ("eCyberChina") ("eCyberChina Shares")	The proposed disposal of the CIL Shares was completed on 22 May 2003; Following the completion of disposal of CIL Shares, the proposed disposal of eCyberChina Shares in respect of the 81,150,000 eCyberChina Shares which are unencumbered was pending completion; and The proposed disposal of the remaining 160,465,000 eCyberChina Shares is still pending the consents from the relevant banks of the Amsteel Group.
2		The following proposals form part of the Group Wide Restructuring Scheme implemented on 14.3.2003; - Proposed renounceable rights issue of 314.89 million new 4 1/2 years warrants to the shareholders of the Company at an issue price of RM0.10 per warrant with a right to subscribe for 1 new ordinary share in the Company for every warrant held by the payment of RM1.10 per share.("Proposed Warrant Issue"). - The proposed renounceable restricted offer for sale of up to 226.85 million LCB shares at an offer price of RM1.00 per share representing 24.68% of LCB's share capital to eligible shareholders of LCB on a basis to be determined later ("Proposed Restricted Offer for Sale of LCB Shares").	Pending implementation.
3	1.10.1999	Proposed disposal by Beijing Parkson Light Industry Development Co Ltd to China National Arts & Crafts (Group) Co of the property which forms part of a 10-storey building in Beijing known as Parkson Phase II.	Pending completion.

Status of utilisation of proceeds from corporate proposals

21. Group's borrowings and debt securities

The Group's borrowings and debt securities as at end of the reporting period are as follows :

	Short Term RM'000	Long Term RM'000	Total RM'000
Bank borrowings			
Secured	79,398	1,039	80,437
Unsecured	107,018	-	107,018
	186,416	1,039	187,455
Bonds and USD Debts			
Secured	161,815	920,380	1,082,195
Unsecured	221,396	1,992,982	2,214,378
	383,211	2,913,362	3,296,573
Total	569,627	2,914,401	3,484,028

The Group's borrowings and debt securities are denominated in the following currencies :

	Foreign Currency '000	RM'000
- Ringgit Malaysia	-	1,167,029
- US Dollar	582,731	2,214,380
- Chinese Renminbi	223,619	102,619
		3,484,028

22. Off balance sheet risk financial instruments

There were no financial instruments with off balance sheet risk at the date of this report.

23. Changes in material litigations

i) In the Kuala Lumpur High Court Summons No. D2-22-102-99 filed on 13 January 1999, Bank of Tokyo–Mitsubishi (M) Bhd ("BTM") sued Amsteel for recovery of the sum of RM7,001,543.84, being the amount outstanding under a revolving credit facility of RM10,000,000 granted by BTM to Amsteel vide BTM's letter of offer dated 5 June 1997. The Senior Assistant Registrar ("SAR") had on 8 March 2000 dismissed BTM's application for Summary Judgment. BTM's appeal to the Judge against the SAR's decision was dismissed by the Judge on 18 February 2003. No date has been fixed for further mention of this matter.

   The Directors have been advised that Amsteel has a defense to the claim.

   The case has been discontinued vide the filling of a Notice of Discontinuance dated 30 April 2003.

ii) Pancaran Abadi Sdn Bhd and Takenaka (Malaysia) Sdn Bhd (collectively referred to as "Takenaka Group") in the Kuala Lumpur High Court Civil Suit No. D6-22-2031-2000 and Itochu Corporation ("Itochu") in the Kuala Lumpur High Court Civil Suit No. D6-22-2030-2000, both filed on 31 October 2000, have sued Amsteel and Optima Jaya Sdn Bhd ("Optima Jaya"). Optima Jaya is a wholly-owned subsidiary of Amsteel.

   By a construction agreement dated 23 May 1995 ("the Construction Agreement") Optima Jaya employed the Takenaka Group to build a hotel. In consideration of Itochu agreeing to issue guarantees to various financiers for purpose of financing the construction of the said hotel, Optima Jaya agreed to pay to Itochu a guarantee fee pursuant to a guarantee fee agreement dated 23 May 1995 ("the Guarantee Fee Agreement").

   By a construction agreement dated 23 May 1995 ("the Construction Agreement") Optima Jaya employed the Takenaka Group to build a hotel. In consideration of Itochu agreeing to issue guarantees to various financiers for purpose of financing the construction of the said hotel, Optima Jaya agreed to pay to Itochu a guarantee fee pursuant to a guarantee fee agreement dated 23 May 1995 ("the Guarantee Fee Agreement").

   By a letter of comfort dated 23 May 1995 ("the Letter of Comfort"), Amsteel agreed, inter alia, to ensure that Optima Jaya performs its obligations under the Construction Agreement and the Guarantee Fee Agreement.

23. <u>Changes in material litigations (cont'd)</u>

Takenaka Group, pursuant to the Construction Agreement and the Letter of Comfort, claims against Amsteel and Optima Jaya the sum of RM103,243,755 together with interest, opportunity losses and costs.

Itochu, pursuant to the Guarantee Fee Agreement and the Letter of Comfort, claims against Amsteel and Optima Jaya the sum of RM2,183,225.13 together with interest and costs.

The Takenaka Group has on 14 February 2003 filed a Notice of Discontinuance in respect of Kuala Lumpur High Court suit D6-22-2031-2000. However, the Judge has on 3 March 2003 directed that the said Notice of Discontinuance be withdrawn and refiled after settlement between the party is finalised. The matter is fixed for mention on 11 April 2003.

An application for Summary Judgment has been filed by Itochu against Amsteel and Optima Jaya in respect of Kuala Lumpur High Court Suit No. D6-22-2030-2000 ("the Itochu SJ Application").

The Court has on 5 December 2001 allowed Itochu to enter Judgment against Amsteel and Optima Jaya ("Itochu Judgment") for the following sums:

(a) the sum of RM2,183,225.13 as at 31 July 2000 together with interest at the rate of 8% per annum from 1 August 2000 to date of full payment;
(b) the accruing guarantee fee calculated at the rate of 1.5% per annum on the sum of RM45,000,000 from 1 August 2000 to 8 February 2001 and on the sum of RM36,000,000 from 9 February 2001 to 1 March 2001 together with interest at the rate of 8% per annum on the sum of RM36,000,000 from 31 October 2000 to date of full payment; and
(c) costs to be taxed by the Court.

Amsteel and Optima Jaya have appealed against the Itochu Judgment ("Appeal of Itochu Judgment"). The appeal in respect of the Itochu Judgment is fixed for mention on 14 April 2003. Amsteel and Optima Jaya have also applied for a stay in execution of the Judgment and the application is fixed for mention on 14 April 2003.

The Directors have been advised that Amsteel and Optima Jaya have a reasonable chance of:

(a) defending the Takenaka Group SJ Application; and
(b) succeeding in the Appeal of the Itochu Judgment.

The above case have been withdrawn on 11 April 2003 and 14 April 2003.

iii) In the matter of an arbitration proceeding involving Atelier ADT International Consultants Ltd ("Atelier") and Lion Asia, Atelier claims against Lion Asia for alleged unpaid engineering and architectural fees and reimbursable expenses amounting to approximately RM7,000,000 in respect of services provided in relation to eight (8) properties/projects in China.

Lion Asia has counter-claimed against Atelier:

(a) for recovery of the sum of USD2,230,760.14, being payment made to Atelier pursuant to contracts which are unenforceable and/or illegal because Atelier did not have the legal capacity (or requisite qualification under the laws of Malaysia) to enter into such contracts; or in the alternative,
(b) for over-payment to Atelier in the sum of USD1,062,943.83.

Several questions of law arose in the arbitration proceedings and Lion Asia had in Kuala Lumpur High Court Originating Summons No. R-24-29-2001 referred those questions of law to the High Court. The High Court had on 17 July 2001, ordered the questions of law to be stated in a form of special case stated to the High Court for the High Court's decision. Atelier has appealed to the Court of Appeal against the High Court's order on, inter alia, the ground that both questions of law and fact should be decided by the Arbitrator. No hearing date has been fixed in respect of the appeal.

The Arbitrator will state his interim award in the form of a special case stated to the High Court after the parties have made their submissions on the facts to the Arbitrator. At the meeting held by the parties and the Arbitrator on 20 March 2002, the Arbitrator set timelines for the parties to submit the list of parameters, the facts to be found and provide their submissions and samples/format of the interim award which is to be stated to the High Court. 31 January 2003 has been set as the final date for the submission to be made by the parties. No date has been fixed for further mention of this matter.

The Directors have been advised that Lion Asia has a reasonable chance of successfully defending Atelier's claim and that it has a reasonable chance of success in its own counter claim against Atelier.

Lion Asia was diluted to an associate of the Company on implementation of the GWRS disclosed in Note 11.

23. **Changes in material litigations (cont'd)**

iv) Total Resources Sdn. Bhd. ("TR") has filed an action against Lion Ipoh Parade Sdn Bhd ("LIP") on 29 April 2000 vide Ipoh High Court Civil Suit No.22-107-2000.

Prior to LIP's acquisition of the land held under PN 50789 Lot No. 8691U, Daerah Kinta, Bandar Ipoh ("the said Land"), TR had acquired the rights of way over two (2) strips of land through the said Land as access road to lands held under CT 22851-22855 Lot Nos. 2900N-2904N Daerah Kinta, Bandar Ipoh ("the adjoining Lands") by way of registered leases. TR subsequently sold the adjoining Lands to LIP. Accordingly, LIP became the registered proprietor of both the said Land and the adjoining Lands and constructed a building on the said Land. TR alleged that LIP had trespassed on the two (2) strips of land held by TR as registered lessee and claimed special damages in the sum of RM21,805,560. It is LIP's contention that TR's rights over the said Land were extinguished by operation of law as there had been a unity of title and possession by LIP of both the said Land and the adjoining Lands.

LIP had on 21 November 2001 obtained leave of the Court to add, inter alia, the counterclaim for the cancellation of TR's two (2) said registered leases from the respective documents of title, by way of an Amended Statement of Defence and Counterclaim.

TR's application to amend its Statement of Claim was allowed by the Court on 16 October 2002 and LIP has been given leave to amend its Statement of Claim upon being served with the Amended Statement of Claim. No mention date has been fixed pending the extraction and service of the Amended Statement of Claim.

The Directors have been advised that LIP has a good defence as TR had not suffered any actual damages.

v) Tafco Development Sdn. Bhd. ("Tafco") has filed Originating Petition No. D22-26-20-2002 in the High Court of Malaya at Kuala Lumpur against Ambang Maju Sdn Bhd ("Ambang Maju"), Akurjaya Sdn Bhd ("Akurjaya"), Aquabio Holdings Sdn Bhd ("Aquabio") and three (3) others (collectively, "the Respondents"). Akurjaya and Aquabio collectively hold 70% equity in Ambang Maju. Tafco owns the balance 30% equity in Ambang Maju.

By a third party legal charge dated 31 December 1997, Ambang Maju created a third party charge over its lands measuring approximately 807.9 acres ("Lands") to a lender ("Lender") as security for advances granted to a related corporation. The Lender has expressly agreed that in the event the Lender should foreclose on the charged Lands, the Lender would only be entitled to receive 70% of the proceeds since Ambang Maju is a 70% owned subsidiary of Amsteel. The balance 30% proceeds would be paid over to Tafco as the owner of the balance 30% equity in Ambang Maju.

In the Originating Petition, Tafco alleged inter alia that:
(a) the affairs of Ambang Maju are conducted and/or the powers of the directors are exercised in a manner oppressive to Tafco or in disregard of Tafco's interest as a shareholder of Ambang Maju; and
(b) Ambang Maju did not receive any benefit from the aforesaid security arrangements.

Tafco has applied for the following orders:
(a) the third party charge to be cancelled and declared null and void; and
(b) to compel Akurjaya and Aquabio to purchase Tafco's 30% equity in Ambang Maju at a value equal to 30% of the estimated market value of the Lands or 30% of the estimated profit to be derived by Ambang Maju if the Lands were developed.

The Court has scheduled the hearing of an application to strike out the Petition and the mention of the Petition on 21 November 2003.

The Directors have been advised that the Respondents have a reasonable chance of contesting the Petition.

23. Changes in material litigations (cont'd)

vi) Ariffin Haji Ismail Plantations Sdn. Bhd. ("AHIP") has filed a Writ of Summons No. S1-22-546 of 2002 in the High Court of Malaya at Kuala Lumpur against Amsteel's 70% owned subsidiary, Ambang Maju Sdn. Bhd. ("Ambang Maju").

Vide a Sale and Purchase Agreement dated 21 September 1993 between AHIP and Ambang Maju ("the said Agreement"), AHIP agreed to sell and Ambang Maju agreed to purchase 11 pieces of lands in Daerah Kulim, Negeri Kedah Darul Aman ("the said Lands") for a consideration of RM12 million ("the Disposal"). The Disposal of the said Lands was to facilitate a joint venture arrangement between AHIP and Ambang Maju wherein AHIP or its nominee would be issued with equity in Ambang Maju. Tafco Development Sdn. Bhd. ("Tafco"), the nominee of AHIP, was issued with 30,000 ordinary shares of RM1.00 each in Ambang Maju ("the Allotted Shares").

AHIP alleges that:

(a) although the consideration for the said Lands in the said Agreement was RM12 million, the agreed consideration for the said Lands was RM18 million;
(b) the difference of RM6 million was to be utilized by AHIP to defray their cost of disposal of RM531,870.60 and the remaining sum of RM5,468,129.40 was to be utilized by AHIP or its nominee as capital contribution in Ambang Maju; and
(c) since Tafco was issued with the Allotted Shares only, a balance sum of RM5,438,129.40 was still due and owing to AHIP by Ambang Maju.

AHIP claims against Ambang Maju the sum of RM5,438,129.40, interest at the rate of 8% per annum from 2 December 2001 till date of full settlement and litigation costs.

Ambang Maju's application for a consolidation of proceedings between this action with that of Originating Petition No. D22-26-20-2002 in the High Court of Malaya at Kuala Lumpur (Commercial Division) was allowed on 16 January 2003.

The Court has scheduled the hearing of Ambang Maju's application to amend its Defence and for AHIP to withdraw its application for Summary Judgment on 2 September 2003.

The Directors have been advised that Ambang Maju has a defence to the claim.

24. Dividend

The Board does not recommend any final dividend for the current quarter and financial year to date.

25. Earnings / (Loss) per share

Basic

Earnings/(Loss) per share is calculated by dividing the Group's profit/loss after tax and minority interests by the weighted average number of ordinary shares in issue of 1,331.2 million and 612.7 million for the current year quarter and financial year-to-date, respectively (2002 : 251.9 million), after adjusting for the capital reconstruction.

Fully diluted

The fully diluted loss per share is not disclosed as the unissued ordinary shares granted to employees pursuant to the Company's Executive Share Option Scheme have no dilutive effect since the exercise price is above the average market value of the Company's shares.

26. **Conditions imposed by Securities Commission ("SC") Pertaining to the GWRS**

The SC has imposed certain conditions in its approval of the GWRS which include the requirements to disclose the following :

(a) **Proposed Divestment Programme**

i) Status of the Proposed Divestment Programme

Stages of assets to be divested	Proposed Divestment Programme (Per GWRS)	Completed Before December 2002	Concluded Sales	Subsequent to December 2002 – Proceeds Received in Current Quarter	Subsequent to December 2002 – Proceeds Received in Current YTD	Subsequent to December 2002 – Projected to Dec 03	Subsequent to December 2002 – Projected Full Year
	RM mil	RM mil	RM mil	RM mil	RM mil (a)	RM mil (b)	RM mil (a)+(b)
By December 2002							
Steel Manufacturing	10.00	10.00	-	-	-	-	-
Warehouse	3.14	3.14	-	-	-	-	-
Property holding	38.73	38.73	-	-	-	-	-
Listed shares in financial services company	70.00	70.00	-	-	-	-	-
Listed shares in financial services company and industrial products company	29.08	-	-	-	-	29.08	29.08
By December 2003							
Financial services company	74.32	42.25	-	-	-	32.07	32.07
Shares in unlisted/listed companies, freehold land, factory, security equipment hotel and shoplots in Parade	286.10	-	-	-	-	286.10	286.10
By December 2004							
Freehold land, leasehold land, property holding and shoplots in Parade	663.74	-	-	-	-	-	-
By December 2005							
Unlisted shares in companies, hotel and freehold land	253.58	-	-	-	-	-	-
By December 2006							
Freehold land, unlisted shares in companies, factory, shopping centres, golf club and medical centre	1,156.99	-	-	-	-	-	-
Total	2,585.68	164.12	-	-	-	347.25	347.25

The Group will, if necessary, divest other assets which are not part of the Proposed Divestment Programme, to redeem/repay the Bonds and USD Debts.

ii) Transactions completed during the quarter

There were no transactions completed during the quarter pursuant to the Proposed Divestment Programme.

26. Conditions imposed by Securities Commission ("SC") Pertaining to the GWRS (cont'd)

iii) Utilisation of the divestment proceeds received

			Utilisation Status	
		Proposed utilisation	Actual	Unutilised/ Outstanding
		RM'mil	RM'mil	RM'mil
1.	Disposal of 60% equity interest in Excellent Strategy Sdn Bhd for a total consideration of RM41.40 million			
i)	Acquisition of 49% equity interest in Lion Gateway Parade Sdn Bhd	20.37	20.37	-
ii)	Part payment to Johor Corporation for the acquisition of Antara Steel Mills Sdn Bhd	17.25	17.25	-
iii)	Repayment of entity borrowings	3.78	3.78	-
		41.40	41.40	-
2.	Disposal by Amsteel Equity Capital Sdn Bhd of its dealer's license and certain assets including 100% equity interest in Amsteel Equity Nominees (Tempatan) Sdn Bhd and Amsteel Equity Nominees (Asing) Sdn Bhd for a cash consideration of RM42.25 million.			
i)	Payment of income tax	19.38	19.38	-
ii)	Estimated expenses	0.50	0.50	-
iii)	Payment to shareholders of Amsteel Securities (M) Sdn Bhd	22.37	22.03	0.34
		42.25	41.91	0.34
3.	Disposal of 100% equity interest in Optima Jaya Sdn Bhd ("Optima") comprising 150,000 ordinary shares of RM1.00 each to SCB Developments Berhad ("SCB") for a consideration of RM150,000 and settlement of the debts owing by Optima to the Company and novation to and assumption by the Company of certain liabilities of Optima, amounting to RM201.0 million, for an amount of RM113.85 million, satisfied by SCB in the following manner:			
a)	RM10,000,500 in cash; and			
b)	the balance sum of RM103,999,500 was paid in the form of 23,111,000 ordinary shares of RM1.00 each in SCB valued at RM4.50 per SCB share.			
i)	Estimated disposal cost	1.14	1.14	-
ii)	Payment of liabilities	113.01	12.09	103.00
		114.15	13.23	103.00

(b) **Status of the issues affecting the joint-venture operations of the Lion Group in China ("Items of Concern")**

Please refer to Appendix A.

Appendix A(a)

ISSUES AFFECTING THE JOINT-VENTURE COMPANIES OF LION GROUP IN THE PEOPLE'S REPUBLIC OF CHINA

a) Affecting Amsteel Corporation Berhad ("ACB")

No.	Issues	Joint-Venture Company ("JV Co.")	Steps taken or to be taken to resolve the Issues	Status as at 18 August 2003
1.	Retail enterprises to restructure the share holding ratio between the joint venture parties and/or the term of operation and/or business scope as required by the State Council in the PRC		Submitted the application to maintain or restructure the share holding ratio and/or the term of operation and/or business scope for approval as required on the following dates:	
		Dalian Tianhe Parkson Shopping Centre Co Ltd (ACB Group's equity holding : 60%)	26 December 2001	Approval from the Ministry of Foreign Trade and Economic Corporation for the restructuring was obtained on 28 July 2003. Pending procurement of business licence to complete restructuring.
		Sichuan Hezheng Parkson Plaza Co Ltd (ACB Group's equity holding : 90%)	7 December 2001	Awaiting approval from the relevant authorities in the PRC for restructuring. The JV Co. will endeavour to obtain the approval by 30 June 2004.
		Chongqing Wangyu Parkson Plaza Co Ltd (ACB Group's equity holding : 70%)	3 December 2001	Awaiting approval from the relevant authorities in the PRC for restructuring. The JV Co. will endeavour to obtain the approval by 30 June 2004.

a) **Affecting Amsteel Corporation Berhad (cont'd)**

No.	Issues	Joint-Venture Company ("**JV Co.**")	Steps taken or to be taken to resolve the Issues	Status as at 18 August 2003
		Xian Lucky King Parkson Plaza Co Ltd (ACB Group's equity holding : 51%)	20 February 2002	Approval from the State Economic and Trade Commission was obtained on 14 February, 2003 and submission has been made to the Ministry of Foreign Trade and Economic Corporation on 8 May, 2003 for approval to amend the Joint Venture Agreement and the JV Co's Articles of Association.

a) Affecting Amsteel Corporation Berhad (cont'd)

No.	Issues	Joint-Venture Company ("**JV Co.**")	Steps taken or to be taken to resolve the Issues	Status as at 18 August 2003
2.	Land Use Right(s) for land ("**LUR**") to be transferred by the PRC Party to the JV Co. as PRC Party's contribution to the capital of the JV Co. in accordance with the terms of the joint venture agreement	Xian Lucky King Parkson Co Ltd (ACB Group's equity holding : 51%)	The Management of ACB Group had liaised with the PRC Party, Li Feng (Xian) Real Estate Development Co Ltd ("LFXR"), to transfer the LUR of the land located at No. 119, Dong Da Jie, Bei Lin District, Xian, Shanxi Province, PRC to the JV Co.	The LUR certificate has been issued and the JV Co. is in the process of procuring the registration of the same in the JV Co's name.
3.	Shortfall in capital to be contributed by the ACB Group	Mianyang Fulin Parkson Plaza Co Ltd (ACB Group's interest holding : 70%)*	The Management of ACB Group is required to inject such amount to make up for the shortfall of Rmb2.19 million (equivalent to approximately RM1.00 million) ("Shortfall").	The ACB Group has injected the payment for the Shortfall on 21 October, 2002. The JV Co. expects to procure the capital verification from the certified auditor by 31 December, 2003.
4.	The PRC party has not obtained the LUR or Property Ownership Right(s) for building ("**POR**") certificate in its favour for property leased by the PRC Party to the JV Co. or the lease of the LUR or POR to the JV Co. has not been registered with the relevant authorities in the PRC	Mianyang Fulin Parkson Co Ltd (ACB Group's interest holding : 70%)*	The Management of ACB Group had liaised with the PRC Party, Sichuan Mianyang Fulin Real Estate Development Co Ltd ("SMF"), to register the lease of building located at No. 17, An Chang Lu, Mianyang City, Sichuan Province, PRC.	The lease is expected to be registered by 30 June 2004. In the meantime, SMF has given its undertaking that it shall be responsible to register the lease and will indemnify the JV Co. against loss due to non-registration of the lease.

a) Affecting Amsteel Corporation Berhad (cont'd)

No.	Issues	Joint-Venture Company ("**JV Co.**")	Steps taken or to be taken to resolve the Issues	Status as at 18 August 2003
		Sichuan Hezheng Parkson Plaza Co Ltd (ACB Group's equity holding : 90%)	The Management of ACB Group had liaised with the PRC Party, Sichuan Hezheng Company Limited by Shares ("SHC"), to obtain the POR certificate for the building located at No. 31, Zong Fu Lu, Jinjiang District, Chengdu City, Sichuan Province, PRC, leased by the PRC Party to the JV Co.	SHC will endeavour to transfer the POR certificate in its favour by 30 June 2004. SHC has been requested by the ACB Group to issue a letter to state that the SHC shall compensate the ACB Group for any damages suffered in the event the SHC fails to procure the transfer.
		Chongqing Wangyu Parkson Plaza Co Ltd (ACB Group's equity holding : 70%)	The Management of ACB Group had liaised with the PRC Party, Chongqing Wangyu Economic Industry Development Corporation ("CWE"), to obtain the POR certificate in its favour for the building located at No. 77, Da Ping Changjiang Er Lu, Yuzhong District, Chongqing, PRC and leased by the PRC Party to the JV Co.	By a letter dated 8 March 2001, CWE agreed to compensate ACB Group if there is any damage arising from the non-transfer of the POR in its name. In addition, the parent company of CWE and owner of the building, authorised CWE to lease the building to the JV Co.

a) **Affecting Amsteel Corporation Berhad (cont'd)**

No.	Issues	Joint-Venture Company ("**JV Co.**")	Steps taken or to be taken to resolve the Issues	Status as at 18 August 2003
5.	The PRC Party borrowed Rmb17,803,000 from the JV Co. and as security, the PRC Party pledged its 40% equity interest in the JV Co. to ACB Group. The pledge has not been registered with the relevant authorities.	Dalian Tianhe Parkson Shopping Centre Co Ltd (ACB Group's equity holding : 60%)	The Management of ACB Group had liaised with the management of JV Co. to take steps to register the pledge of the equity interest by the PRC Party, Dalian Tianhe Plaza Company Limited ("DTP").	The repayment of the loan to the JV Co. by DTP has been further extended to 31 December 2003. The Management of the ACB Group is considering of requesting DTP to provide other security in lieu of the pledge.

Note:

* ACB Group contributed Rmb9,000,000 of the registered capital of Rmb15,000,000 of this co-operative joint-venture and is entitled to 70% of the profit of the joint-venture.

ISSUES AFFECTING THE JOINT-VENTURE COMPANIES OF LION GROUP THE PEOPLE'S REPUBLIC OF CHINA (cont'd)

b) Affecting Lion Industries Corporation Berhad ("LICB") (formerly known as Lion Land Berhad)

No.	Issues	Joint-Venture Company ("**JV Co.**")	Steps taken or to be taken to resolve the Issues	Status as at 18 August 2003
1.	The amount of JV Co.'s capital had exceeded the authorized limit of the provincial Ministry of Foreign Trade and Economic Commission ("**MOFTEC**") amounting to USD30 million (equivalent to approximately RM114 million) and any excess must be approved by the MOFTEC in Beijing, the PRC.	Tianjin Huali Motor Co Ltd ("THM") (LICB Group's equity holding : 25%)	THM's existing total investment is USD60.24 million (equivalent to approximately RM228.91 million). The Management of LICB Group had liaised with the PRC Party, Tianjin Auto Industry Corporation, that approval need to be sought by the JV Co. from MOFTEC in Beijing through the provincial MOFTEC for the excess of USD30.24 million (equivalent to approximately RM114.91 million).	The provincial MOFTEC had requested the JV Co. to rely on the letter of approval dated 11 September 1995 from the provincial MOFTEC, in that the capital of the JV Co. has been properly approved. It is the duty of the provincial MOFTEC to apply for endorsement from the MOFTEC in Beijing. The LICB Group expect to obtain the endorsement by 30 June 2004.
2.	Property Ownership Right(s) for building(s) ("**POR**") to be transferred by the PRC Party to the JV Co. as PRC Party's contribution to the capital of the JV Co. in accordance with the terms of joint venture agreement.	Hubei Zenith Heilen Pharmaceutical Co Ltd (LICB Group's equity holding : 25%)	The Management of LICB Group had liaised with the PRC Party, Hubei Zhongtian Joint Stock Company ("HZJ"), that HZJ should apply to the relevant authorities for transfer of the POR for the building located at No. 132, YangWan Lu, Jingmen City, Hubei Province, PRC to the JV Co.	The Management of LICB Group is in the process of procuring HZJ to transfer the ownership of the POR to the JV Co. by 30 June 2004.
3.	The lease of the land by the PRC Party to the JV Co. has not been registered with the relevant authorities in the PRC.	Hubei Zenith Heilen Pharmaceutical Co Ltd (LICB Group's equity holding : 25%)	The Management of LICB Group had liaised with HZJ to register the lease over the land located at No. 132, YangWan Lu, Jingmen City, Hubei Province, PRC with the relevant	The Management of LICB Group is in the process of procuring HZJ to obtain the approval for the lease by 30 June 2004.

ISSUES AFFECTING THE JOINT-VENTURE COMPANIES OF LION GROUP IN THE PEOPLE'S REPUBLIC OF CHINA (cont'd)

c) Affecting Silverstone Corporation Berhad ("SCB") (formerly known as Angkasa Marketing Berhad)

No.	Issues	Joint-Venture Company ("**JV Co.**")	Steps taken or to be taken to resolve the Issues	Status as at 18 August 2003
1.	Land Use Right(s) for land(s) ("**LUR**") and Property Ownership Right(s) for building(s) ("**POR**") to be transferred by the PRC Party to the JV Co. as PRC Party's contribution to the capital of the JV Co., in accordance with the terms of the joint venture agreement		The Management of the SCB Group had liaised with the PRC Parties to transfer the LUR and/or POR for the following land and/or building to the JV Co.:	
		Hunan Changfa Automobile Engine Co Ltd (SCB Group's equity holding : 50%)	PRC Party: Changsha Auto Engine General Factory Building: No. 39, Shao Shan Lu, Dong Qu, Changsha, Hunan Province, PRC Land: Xian Jia Hu, He Xi, Changsha, Hunan Province, PRC	The PRC Parties are in the process of effecting the transfer of the LUR and/or POR to the JV Co. and will endeavour to complete the transfer by 30 June 2004.
		Dong Feng Lion Tyre Co Ltd ("Dong Feng") (SCB Group's equity holding : 55%)	PRC Party: China Dong Feng Tyre Factory Building: No. 221, Hanjiang Road, Shiyan City, Hubei Province, PRC	Dong Feng is seeking a letter of confirmation from the relevant authorities in the PRC that the POR belong to Dong Feng. The letter of confirmation is expected to be received by 30 October 2003.

c) Affecting Silverstone Corporation Berhad (formerly known as Angkasa Marketing Berhad) (cont'd)

No.	Issues	Joint-Venture Company ("**JV Co.**")	Steps taken or to be taken to resolve the Issues	Status as at 18 August 2003
2.	The amount of JV Co.'s capital had exceeded the authorized limit of the provincial Ministry of Foreign Trade and Economic Commission ("**MOFTEC**") amounting to USD30 million (equivalent to approximately RM114 million) and any excess must be approved by the MOFTEC in Beijing, the PRC.	Jiangxi Fuqi Motor Co Ltd ("JFM") (SCB Group's equity holding : 50%)	JFM's existing total investment is USD37.50 million (equivalent to approximately RM142.50 million). The Management of SCB Group had liaised with the PRC Party, Jiangxi Fuqi Automobile Factory, to seek the approval for the reduction of JFM's capital by USD7.50 million (equivalent to approximately RM28.50 million) to USD30 million (equivalent to approximately RM114 million).	JFM will endeavour to resolve the Issue by 30 June 2004
		Dong Feng (SCB Group's equity holding : 55%)	Dong Feng's existing total investment is USD63.20 million (equivalent to approximately RM240.16 million). The Management of SCB Group had liaised with Dong Feng to seek the approval of the MOFTEC in Beijing through the provincial MOFTEC for the excess of USD33.20 million (equivalent to approximately RM126.16 million).	The provincial MOFTEC had requested Dong Feng to rely on the letter of approval dated 4 December 1993 from the provincial MOFTEC, in that the capital of Dong Feng has been properly approved. It is the duty of the provincial MOFTEC to apply for endorsement from the MOFTEC in Beijing.